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                                                                      EXHIBIT 16

January 25, 1999




Securities and Exchange Commission
Washington, DC  20549

Ladies and Gentlemen:

We were previously principal accountants for Republic Engineered Steels, Inc. and under the date of July 31, 1998, we reported on the consolidated financial statements of Republic Engineered Steels, Inc. and subsidiaries as of and for the fiscal years ended June 30, 1998 and 1997. On December 23, 1998, our appointment as principal accountants was terminated. We have read Republic Engineered Steels, Inc.'s statements included under item 4 of its Form 8-KA dated December 23, 1998, and we agree with such statements, except that we are not in a position to agree or disagree with Republic Engineered Steels, Inc.'s statements in the second paragraph and the first two sentences of the third paragraph related to Deloitte, or that the change was approved by the board of directors.

Very truly yours,



/s/ KPMG LLP
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KPMG LLP